Citizens Bancorp of Virginia, Inc.

2003
Annual Report

One of the Great Banks of Virginia

AMELIA

BLACKSTONE

BURKEVILLE

CREWE

FARMVILLE

Citizens Bancorp of Virginia, Inc., founded in December, 2003, is the holding company for its wholly owned subsidiary, Citizens Bank and Trust Company.

2003 ANNUAL REPORT

TO THE SHAREHOLDERS OF

CITIZENS BANCORP OF VIRGINIA, INC.

TABLE OF CONTENTS

BOARD OF DIRECTORS: CITIZENS BANCORP OF VIRGINIA, INC. and CITIZENS BANK AND TRUST COMPANY

Raymond L. Adams	Retired President of Blackstone Hardware, Inc.
Irving J. Arnold	Commissioner of Revenue of Nottoway Co., VA
Joseph M. H. Irby, Chairman	President of Irby Insurance Agency, Inc.
Roy C. Jenkins, Jr.	President of Roy C. Jenkins, Inc. (Oil Distributors)
Joseph F. Morrissette	Mayor of Burkeville, Virginia
Mark C. Riley	President and Chief Executive Officer *
Jo Anne Scott Webb	President of Scott Pallets, Inc.
Samuel H. West	Retired Certified Public Accountant West, Crawley & Winn, P.C.
Jerome A. Wilson, III	Former Executive Vice President of the Bank

OUR EMPLOYEES:

30+ Years of Service	Title	Branch
Joyce C. Hawkins	Loan Processor	Blackstone Main Office
Janice P. Jones	Vice President/Retail Lending Risk Manager	Blackstone Main Office
James M. Snead	Vice President/Loan Officer	Blackstone Main Office

20 to 29 Years of Service	Title	Branch
Sue C. Cobbs	Receptionist	Blackstone Main Office
C. B. Cordle, Jr.*	Vice President/Fixed Assets & Operations	Blackstone Main Office
Janet W. Eanes	Computer/Proof Operator	Blackstone Main Office
Theresa W. Hardaway	Operations Manager	Blackstone Main Office
Rhonda W. Kincer	Assistant Vice President/Branch Operations	Blackstone Main Office
Cynthia T. Moore	Vice President/Branch Manager	Burkeville Office
Tamra M. Reekes	Assistant Vice President/Corporate Support Services	Blackstone Main Office
Lynn K. Shekleton	Vice President/Human Resources	Blackstone Main Office
Mildred C. Shepard	Computer/Proof Operator	Blackstone Main Office

* Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.

Officers and Staff Continued:

10 to 19 Years of Service	Title	Branch
Mary H. Bishop	Banking Officer/Mortgage Underwriter	Blackstone Main Office
Tammy B. Blevins	Banking Officer/Operations Manager	Crewe Office
Martha A. Cain	Call Center Operator	Blackstone Main Office
Shirley E. Cousar	Teller	Blackstone Shopping Center
Cathy R. Dews	ACH Coordinator	Blackstone Main Office
Robin E. Gough	Assistant Vice President/Branch Manager	Amelia Office
Cynthia R. Gregg	Customer Service Representative	Blackstone Main Office
Barbara W. Harver	Customer Service Representative	Amelia Office
Dianne H. Hudson	Human Resource Assistant	Blackstone Main Office
Alice M. Hurte	Customer Service Representative	Crewe Office
Dottie L. Jones	Banking Officer/Loan Processor	Blackstone Main Office
Judith C. Miracle	Bookkeeper	Blackstone Main Office
S. Gail Moon	Banking Officer/Operations Manager	Farmville West Office
Nancy Blair Myers	Loan Processor	Blackstone Main Office
Rebecca J. Redford	Operations Manager	Burkeville Office
Melissa M. Roberts	Head Teller	Crewe Office
Gloria F. Robertson	Assistant Vice President/Branch Manager	Blackstone Shopping Center
Valerie C. Robertson	Accountant	Blackstone Main Office
Lisa W. Stallings	Customer Service Representative	Blackstone Main Office
Lisa H. Whitehead	Senior Accountant	Blackstone Main Office
David E. Whitus	Vice President/Regional Executive Officer-Farmville	Farmville South Office
Connie H. Wilkinson	Banking Officer/Bookkeeping Manager	Blackstone Main Office
Patricia P. Williamson	Bookkeeper	Blackstone Main Office

5 to 9 Years of Service	Title	Branch
Sally C. Beale	ATM Coordinator	Blackstone Main Office
Anita N. Bradford	Operations Manager	Amelia Office
JoAnn W. Coles	CSR/Operations Manager	Chesterfield Office
Ellis G. Corley	Courier	Blackstone Main Office
Becky L. Covington	ATM Coordinator Assistant	Blackstone Main Office
Joyce M. Dooley	Teller	Blackstone Drive-In
Wanda P. Fore	Risk Management Specialist	Blackstone Main Office
Tracey L. Higgins	Loan Assistant	Blackstone Main Office
Beverly H. Hite	Loan Processor	Blackstone Main Office
Rhonda L. Hodge	Loan Processor	Blackstone Main Office
Charles R. Houchins, III	Assistant Vice President/Indirect Lending	Blackstone Main Office
Helen P. Inge	Part Time Teller	Blackstone Main Office
Barbara W. Maitland	Head Teller	Blackstone Main Office
Marva Moseley	Teller	Farmville West Office
Kelly W. Norton	Call Center Operator	Blackstone Main Office
Virginia J. Oliver	Teller	Blackstone Shopping Center
Kimberly D. Queen	Computer/Proof Operator	Blackstone Main Office
Mary E. Rhodes	Teller	Amelia Office

Officers and Staff Continued:

≤ than 5 Years of Service	Title	Branch
Sherrie F. Abernathy	Head Teller	Blackstone Shopping Center
Anessa S. Acors	Loan Processor	Blackstone Main Office
Wanda B. Adams	Teller	Farmville West Office
Robert M. Anderson	Assistant Vice President/Commercial Loan Officer	Farmville South Office
Rhonda E. Arnold	Assistant Vice President/Branch Manager	Farmville West Office
Sandra N. Asal	Banking Officer/Operations Manager	Farmville South Office
Kathy M. Atkinson	Teller	Burkeville Office
T. Clyde Bailey	Vice President/Loan Officer	Blackstone Main Office
Kay F. Baughan	Assistant Vice President/Branch Manager	Crewe Office
Kathy E. Beadles	Customer Service Representative	Farmville South Office
Matthew C. Beale	Teller	Blackstone Main Office
Lisa E. Biggers	Consumer Loan Officer	Farmville South Office
Joseph D. Borgerding	Vice President/Senior Loan Officer	Blackstone Main Office
Bruce T. Brockwell	Vice President/Regional Executive Officer-Richmond	Chesterfield Office
Doris W. Butler	Assistant Vice President/Assistant to the President	Blackstone Main Office
Holly R. Chappell	Teller	Farmville South Office
Nicole A. Clark	Operations Assistant	Blackstone Main Office
Robert H. Davis, III	Assistant Vice President/IT Coordinator	Blackstone Main Office
Timothy S. Davis	Risk Management Specialist	Blackstone Main Office
Megan L. Douglas	Teller	Farmville South Office
Joellen R. Dowdy	Teller	Farmville West Office
Ginger P. Ferguson	Teller	Amelia Office
Stephen T. Flippen	Service	Blackstone Main Office
Tina M. Garrett	Teller	Crewe Office
Sandra C. Griffin	Teller	Blackstone Main Office
Patricia B. Hammonds	Teller	Blackstone Main Office
Melissa B. Hart	ACH Assistant	Blackstone Main Office
Donna M. Harvey	Teller	Blackstone Shopping Center
Mary F. Hood	Loan Processor	Blackstone Main Office
Dana M. Howell	Teller	Farmville South Office
Sharon T. Huddleston	Customer Service Representative	Farmville South Office
Annie M. Ingram	Teller	Farmville South Office
Crystal M. Jennings	Teller	Burkeville Office
Dawn L. Jolin	Teller	Amelia Office
Brandon J. Kindall	Intern	Farmville South Office
Tonia W. Knight	Teller	Blackstone Main Office
Darlene Langhorne	Head Teller	Farmville South Office
Amanda C. Lee	Part Time Bookkeeper	Blackstone Main Office
Mary L. LeGrand	Teller	Blackstone Main Office
Sandra E. Leonard	Teller	Crewe Office
April R. Lewis	Head Teller	Burkeville Office
Jennifer R. Lewis	Teller	Amelia Office
Kristie L. Martin	Credit Analyst	Blackstone Main Office
Joseph B. McFadden	Part Time Consultant	Blackstone Main Office

Officers and Staff Continued:

Shirley M. Mercier	Teller	Crewe Office
Shante D. Myers-Royal	Teller	Amelia Office
Doretha M. Pegram	Bookkeeper	Blackstone Main Office
Elizabeth C. Perez	Teller	Blackstone Drive-In
Tiffany D. Rickman	Teller	Burkeville Office
Mark C. Riley	President and Chief Executive Officer	Blackstone Main Office
J. Eric Roberts	Vice President/Credit Administration	Blackstone Main Office
Elizabeth T. Sheffield	Teller	Blackstone Shopping Center
Erica J. Shreck	Teller	Blackstone Shopping Center
Douglas R. Taylor	Vice President/Chief Administrative Officer	Blackstone Main Office
Lisa F. Tharpe	Teller	Crewe Office
Melissa S. Wallace	Teller	Farmville West Office
Carolyn H. Webster	Assistant Vice President/Branch Manager	Blackstone Main Office
Betsy L. Williams	Teller	Blackstone Drive-In

Citizens Bancorp of Virginia, Inc.

2003 Annual Report
President's letter

Dear Shareholders:

As discussed in my earlier letters and the Teller Newsletters, 2003 was a defining year in the history of Citizens Bank & Trust Co.; highlights of the year included:

- Instituting the Best Bankers Recruitment program to attract the best bankers in our markets to complement the outstanding staff,
- Installation and implementation of upgraded state of the art Information Technology systems and telecommunications,
- Renovation of the Main and Crewe Offices,
- Expansion of the Farmville West Office,
- Stopped the loan runoff and began rebuilding a solid loan portfolio while reducing the number of problem loans,
- Obtained the unconditional release from the Formal Memorandum of Understanding with the State and Federal regulators,
- Increased dividends to shareholders,
- Created Citizens Bancorp of Virginia, Inc. and most importantly,
- Created an environment that will position the company to succeed and effectively compete in the 21st century.

In 2003, we outlined a vision that in order for Citizens to succeed, we needed to attract and retain the best bankers. We have been very pleased with the commitment by our long time staff as well as the passion and focus of our newcomers. In this year's Annual Report, I am pleased to list our staff by the number of years of service. It is a tribute to our reputation and commitment to excellence that we successfully combined our "old timers" and "newcomers" into a singularly focused team. In addition, we re-dedicated our bank to serving the community. Our staff volunteer throughout the markets we serve in a variety of ways, whether volunteering as board members on community groups, coaching or being there when there's a specific community need. The natural disasters in 2003, from the drought, to Hurricane Isabel and the tornado in Amelia brought out the very best and we were proud to be there to help. Financially, we have made substantial commitments to the educational institutions in our markets.

Finally, the third focus of the vision was taking care of our shareholders. While we can speak to specific efforts that will ultimately benefit the shareholders, such as the ones described above, more effort needs to done in this area in 2004.

In 2004, our major focus will be improving shareholder value. The major elements will include:

- Focus on improved earnings over 2003. When I arrived in 2002, I indicated that Citizens will exceed our peers in performance and expectations. While some may take consolation in recognizing creating a high performing institution takes time, we will not be satisfied with anything less than superlative earnings.
- Expand our product offering to introducing Home Banking / Bill Pay, Executive Banking Client Program, Free Checking and Overdraft Privilege banking. These programs will compliment our Fantastic 50 Plus Senior Banking Program.
- Expand our markets to grow the bank. In 2004, we will open our first office in Chesterfield County, Virginia. As of June 2003, Chesterfield County has $2.2 billion in deposits and the large out of state banks controlled $1.7 billion of those deposits. Our approach to banking can not be matched by these out of state giants and represents a great opportunity for Citizens.
- Work closely with experts in the financial services industry to identify potential strategies to enhance shareholder value while remaining the second oldest independent bank in Virginia.

We are very cognizant of our place in history. Previous generations of Citizens' bankers have survived recessions, the Great Depression, wars and intense competition. This generation of Citizens' bankers fully intend to pass this great organization on to the next group of bankers who will carry on the traditions of one of the Great Banks of Virginia.

Many thanks for your support.



Mark C. Riley
President and Chief Executive Officer

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2003 and 2002

Assets	**2003**	**2002**
Cash and due from banks	$ 7,309,414	$ 10,721,324
Interest-bearing deposits in banks	762,761	1,027,660
Federal funds sold	12,156,000	15,822,000
Securities available for sale, at fair market value	60,316,638	72,286,596
Restricted securities	1,369,000	1,069,750
Loans, net of allowance for loan losses of $2,370,607 in 2003 and $2,924,845 in 2002	173,075,592	164,156,869
Premises and equipment, net	5,371,943	3,756,469
Accrued interest receivable	1,457,730	1,396,888
Other assets	7,553,660	1,745,508
Total assets	$ 269,372,738	$ 271,983,064
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 32,427,573	$ 28,966,690
Interest-bearing	203,993,284	209,935,497
Total deposits	$ 236,420,857	$ 238,902,187
Accrued interest payable	723,836	1,151,911
Accrued expenses and other liabilities	153,444	699,673
Total liabilities	$ 237,298,137	$ 240,753,771
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.50 par value; authorized 2,500,000 shares; issued and outstanding, 2,448,000 in 2003 and 2002	$ 1,224,000	$ 1,224,000
Additional paid-in capital	193,240	193,240
Retained earnings	30,619,523	28,993,185
Accumulated other comprehensive income, net	37,838	818,868
Total stockholders' equity	$ 32,074,601	$ 31,229,293
Total liabilities and stockholders' equity	$ 269,372,738	$ 271,983,064

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Income
For the Years Ended December 31, 2003 and 2002

	2003	2002
Interest and Dividend Income		
Loans, including fees	$ 11,032,968	$ 13,387,507
Investment securities:		
Taxable	1,917,763	2,400,876
Tax-exempt	589,977	359,143
Dividends	51,918	57,382
Federal funds sold	134,330	279,460
Other	8,783	17,122
Total interest and dividend income	$ 13,735,739	$ 16,501,490
Interest Expense		
Deposits	$ 4,456,840	$ 6,763,774
Federal Home Loan Bank borrowings	- -	2,824
Total interest expense	$ 4,456,840	$ 6,766,598
Net interest income	$ 9,278,899	$ 9,734,892
Provision for loan losses	250,000	1,016,817
Net interest income after provision for loan losses	$ 9,028,899	$ 8,718,075
Noninterest Income		
Service charges on deposit accounts	$ 806,095	$ 705,375
Net gain on sales and calls of securities	114,290	46,678
Net gain (loss) on the sale of other real estate owned	137,132	(79,540)
Income from bank-owned life insurance	215,233	- -
Other	199,805	145,269
Total noninterest income	$ 1,472,555	$ 817,782
Noninterest Expenses		
Salaries and employee benefits	$ 3,804,611	$ 3,120,761
Occupancy	333,693	386,752
Equipment	791,409	422,232
Other	2,288,858	1,672,290
Total noninterest expenses	$ 7,218,571	$ 5,602,035
Income before income taxes	$ 3,282,883	$ 3,933,822
Provision for income taxes	750,785	1,111,655
Net income	$ 2,532,098	$ 2,822,167
Earnings per Share, basic and diluted	$ 1.03	$ 1.14

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Compre-hensive Income	Total
Balance at December 31, 2001	$ 1,250,000	$ 850,000	$ 27,223,658	$ 40,626		$ 29,364,284
Comprehensive income:						
Net income	--	--	2,822,167	--	$ 2,822,167	2,822,167
Other comprehensive income:						
Unrealized gains on securities available for sale, net of deferred taxes of $416,783	--	--	--	--	809,049	--
Reclassification adjustment, net of income taxes of $15,871	--	--	--	--	(30,807)	--
Other comprehensive income, net of taxes	--	--	--	778,242	$ 778,242	778,242
Total comprehensive income	--	--	--	--	$ 3,600,409	--
Cash dividends declared ($.43 per share)	--	--	(1,052,640)	--		(1,052,640)
Acquisition of 52,000 shares of common stock	(26,000)	(656,760)	--	--		(682,760)
Balance at December 31, 2002	$ 1,224,000	$ 193,240	$ 28,993,185	$ 818,868		$ 31,229,293
Comprehensive income:						
Net income	--	--	2,532,098	--	$ 2,532,098	2,532,098
Other comprehensive (loss):						
Unrealized (losses) on securities available for sale, net of deferred taxes of $363,490	--	--	--	--	(705,599)	--
Reclassification adjustment, net of income taxes of $38,859	--	--	--	--	(75,431)	--
Other comprehensive (loss), net of taxes	--	--	--	(781,030)	$ (781,030)	(781,030)
Total comprehensive income	--	--	--	--	$ 1,751,068	--
Cash dividends declared ($.37 per share)	--	--	(905,760)	--		(905,760)
Balance at December 31, 2003	$ 1,224,000	$ 193,240	$ 30,619,523	$ 37,838		$ 32,074,601

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities		
Net income	$ 2,532,098	$ 2,822,167
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	546,840	311,337
Provision for loan losses	250,000	1,016,817
Net gain on sales and calls of securities	(114,290)	(46,678)
Net (gain) loss on sale of other real estate owned	(137,132)	79,540
Net amortization of securities	219,475	166,953
Deferred tax expense (benefit)	375,338	(75,056)
Changes in assets and liabilities:		
(Increase) decrease in accrued interest receivable	(60,842)	223,607
(Increase) in other assets	(400,421)	(148,234)
(Decrease) in accrued interest payable	(428,075)	(439,320)
Increase (decrease) in accrued expenses and other liabilities	(546,229)	31,646
Net cash provided by operating activities	$ 2,236,762	$ 3,942,779
Cash Flows from Investing Activities		
Activity in available for sale securities:		
Sales and calls	$ 59,923,070	$ 3,784,628
Maturities and prepayments	13,093,600	4,771,239
Purchases	(62,335,276)	(27,090,382)
Activity in held to maturity securities:		
Maturities, prepayments and calls	- -	23,768,206
Purchases	- -	(36,050,569)
Purchase of restricted securities	(319,700)	(42,000)
Redemption of restricted securities	20,450	- -
Net (increase) decrease in loans	(9,234,129)	26,686,381
Purchase of bank-owned life insurance	(6,000,000)	- -
Purchases of land, premises and equipment	(2,162,314)	(566,163)
Proceeds from sale of other real estate owned	821,818	233,481
Net cash (used in) investing activities	$ (6,192,481)	$ (4,505,179)

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Continued)
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Financing Activities		
Net (decrease) in deposits	$ (2,481,330)	$ (1,150,782)
Dividends paid	(905,760)	(989,600)
Repayment of FHLB borrowings	- -	(200,000)
Acquisition of common stock	- -	(682,760)
Net cash (used in) financing activities	$ (3,387,090)	$ (3,023,142)
Net (decrease) in cash and cash equivalents	$ (7,342,809)	$ (3,585,542)
Cash and Cash Equivalents		
Beginning of year	27,570,984	31,156,526
End of year	$ 20,228,175	$ 27,570,984
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest	$ 4,884,915	$ 7,205,918
Income taxes	$ 461,500	$ 1,457,148
Supplemental Disclosures of Noncash Investing and Financing Activities		
Other real estate acquired in settlement of loans	$ 65,406	$ 522,300
Unrealized gains (losses) on securities available for sale	$ (1,183,379)	$ 1,179,154
Transfer of securities from held to maturity to available for sale	$ - -	$ 52,535,185

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

On December 10, 2003, the stockholders of Citizens Bank and Trust Company voted in favor of a merger to become a wholly-owned subsidiary of Citizens Bancorp of Virginia, Inc., which became a newly formed one-bank holding company.

Upon consummation of the reorganization effective December 18, 2003, each outstanding common share of Citizens Bank and Trust Company was exchanged for one share of Citizens Bancorp of Virginia, Inc. common stock, par value $0.50 per share. The exchange of shares was a tax-free transaction for federal income tax purposes. Financial statements for prior periods are identical to the financial statements of the Bank. Stockholders' equity has been restated to reflect this transaction in all prior periods.

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Bancorp of Virginia, Inc. (the "Company") and its wholly-owned subsidiary, Citizens Bank and Trust Company (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

Business

The Company conducts the general business of a commercial bank. The Company is chartered under the laws of the Commonwealth of Virginia and is a member of the Federal Reserve System. The Company's primary trade areas are in the Virginia counties of Nottoway, Amelia and Prince Edward. The Company offers traditional lending and deposit products to businesses and individuals.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate and deferred tax assets.

Notes to Consolidated Financial Statements

The following is a summary of the significant accounting policies used in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits in banks and federal funds sold, all of which mature within ninety days.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Securities

The Company is required to maintain an investment in the capital stock of certain correspondent banks. No ready market exists for this stock, and it has no quoted market value. The Company's investment in these stocks is recorded at cost.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in the Virginia counties of Nottoway, Amelia, and Prince Edward. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis for commercial and construction loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets range from 5 to 39 years. Major improvements are capitalized while maintenance and repairs are charged to expense as incurred.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Defined Benefit Pension Plan

The Company provides a noncontributory pension plan covering substantially all of the Company's employees who are eligible as to age and length of service. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Earnings Per Share

Earnings per share are calculated based on the weighted-average number of common shares and common stock equivalents outstanding. The Company has no dilutive or potentially dilutive common stock equivalents. For the years ending December 31, 2003 and 2002, the weighted-average common shares outstanding were 2,448,000 and 2,465,333, respectively.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"). The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition requirements of the Interpretation were effective beginning January 1, 2003. The initial adoption of the Interpretation did not materially affect the Company, and management does not anticipate that the recognition requirements of this Interpretation will have a materially adverse impact on either the Company's consolidated financial position or consolidated results of operations in the future.

In January 2003, the FASB issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (b) in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. The implementation of FIN 46 did not have a significant impact on either the Company's consolidated financial position or consolidated results of operations. Interpretive guidance relating to FIN 46 is continuing to evolve and the Company's management will continue to assess various aspects of consolidations and variable interest entity accounting as additional guidance becomes available.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* The Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003 and is not expected to have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on the Company's consolidated financial statements.

In November 2003, the FASB's Emerging Issues Task Force (EITF) reached a consensus on a new disclosure requirement related to unrealized losses on investment securities. The new disclosure requires a table of securities which have unrealized losses as of the reporting date. The table must distinguish between those securities which have been in a continuous unrealized loss position for twelve months or more and those securities which have been in a continuous unrealized loss position for less than twelve months. The table is to include the aggregate unrealized losses of securities whose fair values are below book values as of the reporting date, and the aggregate fair value of securities whose fair values are below book values as of the reporting date. In addition to the quantitative disclosure, FASB requires a narrative discussion that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that was considered in determining whether impairment was not other-than-temporary. The new disclosure requirements apply to fiscal years ending after December 15, 2003. The Company has included the required disclosures in their consolidated financial statements.

In December 2003, the FASB issued a revised version of SFAS No. 132, *"Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106."* This Statement revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, No. 88, and No. 106. This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, which it replaces. However, it requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The disclosures for earlier annual periods presented for comparative purposes are required to be restated for (a) the percentages of each major category of plan assets held, (b) the accumulated benefit obligation, and (c) the assumptions used in the accounting for the plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. The Company has included the required disclosures in its consolidated financial statements.

Note 2. Securities

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follows:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agency	$ 17,986,746	$ 20,335	$ (316,471)	$ 17,690,610
State and municipal	19,173,180	416,946	(92,755)	19,497,371
Mortgage-backed	17,317,074	122,940	(95,967)	17,344,047
Corporate	5,782,307	27,383	(85,885)	5,723,805
Other	- -	60,805	- -	60,805
	$ 60,259,307	$ 648,409	$ (591,078)	$ 60,316,638

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agency	$ 14,021,406	$ 140,488	$ - -	$ 14,161,894
State and municipal	10,724,476	339,535	(113)	11,063,898
Mortgage-backed	45,303,498	693,744	- -	45,997,242
Corporate	1,000,625	14,175	- -	1,014,800
Other	- -	48,762	- -	48,762
	$ 71,050,005	$ 1,236,704	$ (113)	$ 72,286,596

The amortized cost and fair value of securities available for sale by contractual maturity at December 31, 2003 follows. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Equity securities do not have stated maturity dates. Therefore, these securities are not included in the maturity categories below.

	Amortized Cost	Fair Value
Maturing within one year	$ 795,065	$ 805,645
Maturing after one year through five years	15,399,227	15,483,768
Maturing after five years through ten years	22,514,581	22,484,151
Maturing after ten years	4,233,360	4,138,222
Mortgage-backed securities	17,317,074	17,344,047
Other securities	- -	60,805
	$ 60,259,307	$ 60,316,638

A summary of investments in an unrealized loss position at December 31, 2003 follows:

	Unrealized Loss Duration					
	Less than 12 Months		12 Months or More		Total	
(In Thousands)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. Government and federal agency	$ 7,720	$ (316)	$ --	$ --	$ 7,720	$ (316)
State and municipal	4,299	(93)	--	--	4,299	(93)
Mortgage-backed	10,108	(96)	--	--	10,108	(96)
Corporate	3,738	(86)	--	--	3,738	(86)
Total temporarily impaired securities	$ 25,865	$ (591)	$ --	$ --	$ 25,865	$ (591)

The unrealized losses in the investment portfolio as of December 31, 2003 are considered temporary and are a result of general market fluctuations that occur daily. The unrealized losses are from 37 securities that are all of investment grade, backed by insurance, U.S. government agency guarantees, or the full faith and credit of local municipalities throughout the United States. Market prices change daily and are affected by conditions beyond the control of the Company. Investment decisions are made by the management group of the Company and reflect the overall liquidity and strategic asset/liability objectives of the Company. Management analyzes the securities portfolio frequently and manages the portfolio to provide an overall positive impact to the Company's income statement and balance sheet.

Securities having carrying values of $12,873,865 and $13,128,177 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes required by law.

For the years ended December 31, 2003 and 2002, proceeds from sales and calls of securities amounted to $59,923,070 and $3,784,628, respectively. Gross realized gains amounted to $114,290 and $46,678, respectively. The tax provision applicable to these realized gains amounted to $38,859 and $15,871, respectively. There were no gross realized losses during 2003 or 2002.

During 2002, securities held to maturity with an amortized cost of approximately $52,535,000 and fair value of $53,339,000 were reclassified as available for sale. The purpose of the reclassification was to provide the Company with greater flexibility to adjust the portfolio in changing market conditions. The transfer will preclude the Company from categorizing securities as held to maturity in future periods. The Company will be allowed to utilize the held to maturity category only when it can demonstrate both the intent and ability to hold those securities affected to maturity.

Note 3. Loans

A summary of the balances of loans follows:

	December 31, 2003	December 31, 2002
	(In Thousands)	
Mortgage loans on real estate:		
Commercial	$ 39,028	$ 38,153
Residential 1-4 family	87,579	79,873
Construction	5,040	3,494
Commercial	24,492	22,647
Consumer installment	19,308	22,915
Total loans	$ 175,447	$ 167,082
Less: allowance for loan losses	2,371	2,925
Loans, net	$ 173,076	$ 164,157

Note 4. Allowance for Loan Losses

An analysis of the allowance for loan losses follows:

	Years Ended December 31, 2003	Years Ended December 31, 2002
Balance, beginning	$ 2,924,845	$ 2,779,710
Provision for loan losses	250,000	1,016,817
Loans charged off	(917,893)	(1,162,818)
Recoveries of loans previously charged off	113,655	291,136
Balance, ending	$ 2,370,607	$ 2,924,845

The following is a summary of information pertaining to impaired loans at December 31, 2003 and 2002:

	December 31, 2003	December 31, 2002
	(In Thousands)	
Impaired loans with a valuation allowance	$ 1,676	$ 2,972
Impaired loans without a valuation allowance	--	--
Total impaired loans	$ 1,676	$ 2,972
Valuation allowance related to impaired loans	$ 639	$ 1,390
Average investment in impaired loans	$ 2,083	$ 3,258
Interest income recognized	$ --	$ --

Non-accrual loans excluded from the impairment disclosure above under SFAS No. 114 totaled $295,925 and $106,604 at December 31, 2003 and 2002, respectively. Income on non-accrual and impaired loans under the original terms would have been approximately $343,431 and $82,625 for 2003 and 2002, respectively.

Note 5. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31, 2003	December 31, 2002
Land	$ 697,780	$ 697,780
Buildings	4,505,650	4,425,447
Furniture, fixtures and equipment	4,145,150	3,120,739
Construction in progress	380,184	--
	$ 9,728,764	$ 8,243,966
Accumulated depreciation	(4,356,821)	(4,487,497)
	$ 5,371,943	$ 3,756,469

Depreciation expense for the years ended December 31, 2003 and 2002 totaled $546,840 and $311,337, respectively.

Pursuant to the terms of a lease agreement pertaining to bank premises, future minimum rent commitments are as follows:

2004	$	29,917
2005		40,487
2006		41,298
2007		42,124
2008		42,966
Thereafter		10,795
	$	207,587

Note 6. Deposits

The aggregate amounts of time deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was $44,502,338 and $44,317,834, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows (in thousands):

2004	$	68,700,030
2005		17,316,364
2006		9,963,208
2007		16,008,417
2008		14,045,030
	$	126,033,049

At December 31, 2003 and 2002, overdraft demand deposits reclassified to loans totaled $42,082 and $202,131, respectively.

Note 7. Income Taxes

Allocation of income tax expense between current and deferred portions is as follows:

	Years Ended December 31,	
	2003	2002
Current tax expense	$ 375,447	$ 1,186,711
Deferred tax expense (benefit)	375,338	(75,056)
	$ 750,785	$ 1,111,655

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31, 2003	Years Ended December 31, 2002
Computed "expected" tax expense	$ 1,116,180	$ 1,337,499
Tax-exempt income	(287,022)	(135,800)
Other, net	(78,373)	(90,044)
	$ 750,785	$ 1,111,655

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Allowance for loan losses	$ 600,746	$ 836,987
Accrued pension	1,302	19,688
Nonaccrual loan interest	50,753	97,609
Deferred compensation	26,577	- -
Intangible assets	28,040	19,119
Other	517	- -
Deferred tax assets	$ 707,935	$ 973,403
Deferred tax liabilities:		
Deferred loan fees	$ 160,293	$ 133,634
Net unrealized gain on securities available for sale	23,953	420,914
Depreciation	168,160	38,526
Discount accretion on securities	30,738	27,061
Other	150,318	200,418
Deferred tax liabilities	$ 533,462	$ 820,553
Net deferred tax assets	$ 174,473	$ 152,850

Note 8. Employee Benefit Plans

Defined Benefit Pension Plan

Information pertaining to the activity in the defined benefit pension plan is as follows:

	Years Ended December 31, 2003	Years Ended December 31, 2002
Change in Benefit Obligation		
Benefit obligation, beginning	$ 4,077,468	$ 3,814,934
Service cost	154,311	206,603
Interest cost	155,059	286,120
Actuarial loss	348,853	180,391
Plan amendments	(1,938,718)	- -
Benefits paid	(471,236)	(410,580)
Benefit obligation, ending	$ 2,325,737	$ 4,077,468
Change in Plan Assets		
Fair value of plan assets, beginning	$ 2,082,706	$ 2,219,796
Actual return on plan assets	242,819	(86,510)
Employer contributions	201,038	360,000
Benefits paid	(471,236)	(410,580)
Fair value of plan assets, ending	$ 2,055,327	$ 2,082,706
Funded Status	$ (270,410)	$ (1,994,762)
Unrecognized net actuarial loss	2,108,362	1,926,205
Unrecognized prior service cost	(1,841,782)	- -
Accrued benefit cost included in other liabilities	$ (3,830)	$ (68,557)

The accumulated benefit obligation for the defined benefit pension plan was $2,214,122 and $2,138,751 at December 31, 2003 and 2002, respectively.

The following table provides the components of the net periodic benefit cost for the plan:

	2003	2002
Service cost	$ 154,311	$ 206,603
Interest cost	155,059	286,120
Expected return on plan assets	(161,740)	(185,187)
Amortization of prior service cost	(96,936)	- -
Amortization of net obligation at transition	- -	(5,602)
Recognized net actuarial loss	85,617	57,506
Net periodic benefit cost	$ 136,311	$ 359,440

The assumptions used in the measurement of the Company's benefit obligation and the net periodic benefit costs are shown in the following table:

	2003	2002
Weighted-Average Assumptions as of December 31		
Discount rate	6.75%	7.25%
Expected return on plan assets	8.50%	9.00%
Rate of compensation increase	5.00%	5.00%

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at September 30, 2003 and 2002, by asset category are as follows:

	Plan Assets at September 30,	
	2003	2002
Asset Category		
Mutual funds - fixed income	48%	50%
Mutual funds - equity	52%	50%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50% fixed income and 50% equities. The investment manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

The Company expects to contribute $156,475 to its pension plan in 2004.

Plan Amendment

On March 1, 2003, the Company amended its defined benefit pension plan. The plan's revised formula for retirement benefits decreased payments from 1.65% to 1.00% of the employee's final five-years' average earnings. Other provisions including length of service and covered compensation were also changed.

The effect of the amendment is a decrease in the benefit obligation as seen in the table above. This unrecognized prior service cost is being amortized over 20 years.

Deferred Compensation Agreements

During 2003, the Company entered into deferred compensation agreements providing for monthly payments to senior officers commencing at retirement. The liabilities under these agreements are being accrued over the officers' remaining periods of employment such that the then present value of the monthly payments will have been accrued by retirement date. The Company funds the deferred compensation commitments through life insurance policies on the officers. The deferred compensation charged to expense totaled $78,169 for the year ended December 31, 2003.

401(k) Plan

During 2003, the Company instituted a 401(k) plan whereby substantially all employees participate in the plan after completing three months of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the plan. Matching contributions vest to the employee equally over a three-year period. For the year ended December 31, 2003, expense attributable to the plan amounted to $30,357.

Note 9. Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates amounting to $550,000 and $999,000 at December 31, 2003 and 2002, respectively. During the year ended December 31, 2003, total principal additions were $888,000 and total principal payments were $1,337,000.

Note 10. Other Expenses

The principal components of other expenses in the statements of income are:

	2003	2002
Bank franchise tax	$ 259,296	$ 246,101
Consulting fees	89,428	189,849
Data processing services	226,479	48,319
Legal fees	226,676	175,361
Marketing	205,104	59,787
Stationery and supplies	203,838	112,524
Other (includes no items in excess of 1% of total revenues)	1,078,037	840,349
	$ 2,288,858	$ 1,672,290

Note 11. Off-Balance Sheet Activities

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2003	2002
	(In Thousands)	
Commitments to extend credit	$ 21,321	$ 8,177
Standby letters of credit	327	238

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

Note 12. Restrictions on Cash and Due From Banks

The Federal Reserve Bank requires banks to maintain cash reserves against certain categories of deposit liabilities. At December 31, 2003, the aggregate amount of daily average required reserves was approximately $3,093,000.

Note 13. Concentration of Credit Risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting of Nottoway, Ameila, Prince Edward and adjacent counties. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Company maintains a portion of its cash balances with several financial institutions located in its market area. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances were approximately $3,935,000 at December 31, 2003.

Note 14. Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, that as of December 31, 2003 and 2002, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are presented in the table below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2003:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 34,080	20.9%	$ 13,048	8.0%	N/A	
Bank	$ 24,116	14.8%	$ 13,003	8.0%	$ 16,254	10.0%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 32,037	19.6%	$ 6,524	4.0%	N/A	
Bank	$ 22,081	13.6%	$ 6,502	4.0%	$ 9,752	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 32,037	11.8%	$ 10,816	4.0%	N/A	
Bank	$ 22,081	8.2%	$ 10,816	4.0%	$ 13,520	5.0%
As of December 31, 2002:						
Total Capital to Risk Weighted Assets						
Bank	$ 31,887	21.8%	$ 11,699	8.0%	$ 14,623	10.0%
Tier 1 Capital to Risk Weighted Assets						
Bank	$ 30,044	20.5%	$ 5,849	4.0%	$ 8,774	6.0%
Tier 1 Capital to Average Assets						
Bank	$ 30,044	11.0%	$ 10,912	4.0%	$ 13,641	5.0%

Note 15. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

Cash and cash equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate fair values.

Accrued Interest: The carrying amounts of accrued interest approximate fair value.

Off-Balance-Sheet Instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2003 and 2002, the fair value of loan commitments and standby letters of credit was deemed to be immaterial.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 20,228	$ 20,228	$ 27,571	$ 27,571
Securities available for sale	60,317	60,317	72,287	72,287
Restricted securities	1,369	1,369	1,070	1,070
Loans, net	173,076	172,923	164,157	164,824
Accrued interest receivable	1,458	1,458	1,397	1,397
Financial liabilities:				
Deposits	$ 236,421	$ 236,305	$ 238,902	$ 239,292
Accrued interest payable	724	724	1,152	1,152

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 16. Condensed Parent Company Financial Statements

The following parent company accounting policies should be read in conjunction with the related condensed balance sheets, statements of income, and statements of cash flows.

The investments in subsidiary is accounted for using the equity method of accounting. The parent company and its subsidiary file a consolidated federal income tax return. The subsidiary's individual tax provision and liability are stated as if it filed a separate return and any benefits or detriments of filing the consolidated tax return are absorbed by the parent company.

The parent company's principal assets are its investment in its wholly-owned subsidiary. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets. As of December 31, 2003, no funds were available for payment of additional dividends without prior regulatory approval from the Bank to the parent company.

Balance Sheet (Condensed)
December 31, 2003

Assets	
Cash	$ 6,969,106
Investment in subsidiary	22,087,335
Securities available for sale at fair market value	2,987,320
Other assets	30,840
Total assets	$ 32,074,601
Stockholders' Equity	$ 32,074,601

Statement of Income (Condensed)
For the Period From December 18, 2003 (inception)
to December 31, 2003

Dividends from subsidiary	$ 10,000,000
Interest	252
Total income	$ 10,000,252
Other expenses	$ 19,539
Income before income taxes and distributions in excess of earnings of subsidiary	$ 9,980,713
Allocated income tax benefit	6,558
Income before distributions in excess of earnings of subsidiary	$ 9,987,271
Distributions in excess of earnings of subsidiary	(7,455,173)
Net income	$ 2,532,098

Statement of Cash Flows (Condensed)
For the Period From December 18, 2003 (inception)
to December 31, 2003

Cash Flows from Operating Activities	
Net income	$ 2,532,098
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Distributions in excess of earnings of subsidiary	7,455,173
Changes in other assets and liabilities,	
(increase) in other assets	(30,837)
Net cash provided by operating activities	$ 9,956,434
Cash Flows from Investing Activities,	
purchases of securities	$ (2,987,328)
Cash Flows from Financing Activities	$ - -
Net increase in cash	$ 6,969,106
Cash at beginning of year	- -
Cash at end of year	$ 6,969,106

Note 17. Dividend

On January 14, 2004, the Company approved a $0.13 per share dividend to shareholders of record on January 14, 2004 and payable on January 28, 2004.

YHB

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Citizens Bancorp of Virginia, Inc. and Subsidiary
Blackstone, Virginia

We have audited the accompanying consolidated balance sheets of Citizens Bancorp of Virginia, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Bancorp of Virginia, Inc. and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 29, 2004

50 S. Cameron St.
P.O. Box 2560
Winchester, VA 22604
(540) 662-3417

Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

CITIZENS BANCORP OF VIRGINIA, INC.

Overview

Net income for the Company totaled $2,532,000 in 2003. This was a decrease of 10.3% from 2002 net income of $2,822,000. On a per share basis, net income was $1.03 and $1.14 in 2003 and 2002, respectively.

Net interest income for 2003 totaled $9,279,000, a decrease of $456,000 from $9,735,000 in 2002. The Company's net interest margin decreased to 3.73% in 2003, as compared to 3.77% in 2002. The yield on earning assets declined to 5.53% from 6.39% in 2002 while the cost of interest bearing liabilities decreased from 3.20% in 2002 to 2.18% in 2003. Average interest earning assets decreased by $9,546,000 or 3.70% while average interest bearing liabilities decreased by $7,360,000 or 3.48%.

Total assets decreased $2,610,000 during 2003 from $271,983,000 to $269,373,000. Loans increased $8,365,000 from $167,082,000 at December 31, 2002 to $175,447,000 at December 31, 2003.

Funding for loan growth during 2003 came primarily from a reallocation of earning assets from securities to the loan portfolio. Total deposits at December 31, 2003, decreased $2,481,000, or 1.04%, from the end of 2002, as higher cost funds were allowed to flow out of the Company.

Stockholders' equity increased by $845,000 during 2003, predominantly due to the retention of earnings after declaration of $906,000 in cash dividends and adjustment for unrealized losses of available for sale securities. Return on average assets was .94% in 2003 and 1.04% in 2002. Return on average equity was 8.01% in 2003, and 9.48% in 2002. Book value per share increased to $13.10 at December 31, 2003, from $12.76 at December 31, 2002.

Critical Accounting Policies

The financial condition and results of operations presented in the Financial Statements, accompanying Notes to the Financial Statements and management's discussion and analysis are, to a large degree, dependent upon the accounting policies of Citizens Bancorp of Virginia (the Company). The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is a discussion of those accounting policies that management believes are the most important (Critical Accounting Policies) to the portrayal and understanding of the Company's financial condition and results of operations. These Critical Accounting Policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Financial Statements.

Allowance for Loan Losses

The Company monitors and maintains an allowance for loan losses to absorb an estimate of probable losses inherent in the loan and lease portfolio. The Company maintains policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan and lease portfolio; and the loan grading system.

The Company evaluates various loans individually for impairment as required by Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, the Company makes estimates of losses for groups of loans as required by SFAS No. 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans are adjusted for relevant environmental factors and other conditions of the portfolio of loans and leases, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loans and lease losses. This estimate of losses is compared to the allowance for loan and lease losses of the Bank as of the evaluation date and, if the estimate of losses is greater than the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses is below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. The Bank recognizes the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Financial Statements.

Net Interest Income

Net interest income, the excess of interest earned on assets over interest paid for the funds backing those assets, is the most significant component of the Company's earnings. Interest earning assets include loans, investment securities and federal funds sold, while deposits are the primary portion of interest bearing liabilities.

Interest income on earning assets decreased by $2,765,000 or 16.76% in 2003 due to a significant restructuring of the loan portfolio and the declining rate environment. The average volume of earning assets decreased 3.70% to $248,552,000 in 2003 from $258,098,000 in 2002, while the average yield declined to 5.53% in 2003 from 6.39% in 2002. The average volume of loans was down 7.87% in 2003 compared to 2002, and the average yield on loans decreased to 6.55% in 2003 from 7.32% in 2002. The average yield on taxable investment securities decreased by 111 basis points, while the yield on tax-exempt investment securities decreased by 53 basis points. The yield on federal funds sold declined by 55 basis points as the Federal Reserve continued to attempt to stimulate the economy by cutting interest rates. The decreases in interest rates begun by the Federal Reserve in 2001 continued into 2003. The Company's average cost of funds on interest bearing liabilities was 2.18% in 2003, and 3.20% in 2002. With a significant decline in the overall average rate paid on deposits, total interest expense declined by $2,307,000, or 34.1% in 2003.

The following table provides an overview of the Company's average balances for various assets, liabilities; yields and expenses based on daily average balances for the years ended December 31, 2003, 2002 and 2001:

(In thousands)	2003 Average Balance	2003 Interest	2003 Yield/Rate	2002 Average Balance	2002 Interest	2002 Yield/Rate	2001 Average Balance	2001 Interest	2001 Yield/Rate
ASSETS									
Interest earning assets:									
Loans	$168,475	$11,033	6.55%	$182,861	$13,388	7.32%	$194,887	$15,483	7.94%
Taxable investment securities	50,397	1,970	3.91%	49,303	2,475	5.02%	25,241	1,636	6.48%
Tax-exempt investment securities	16,194	590	3.64%	8,611	359	4.17%	10,205	521	5.11%
Federal funds sold and other	13,486	143	1.06%	17,323	279	1.61%	22,615	856	3.79%
Total interest earning assets	248,552	13,736	5.53%	258,098	16,501	6.39%	$252,948	$18,496	7.31%
Non-interest earning assets:									
Cash and due from banks	11,666			10,160			8,669		
Premises and equipment, net	4,927			3,495			3,626		
Other assets	5,696			3,269			2,850		
Less allowance for loan losses	(2,709)			(3,049)			(2,400)		
TOTAL	$268,132			$271,973			$265,693		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities:									
Demand deposits	$31,665	$66	0.21%	$29,302	$247	0.84%	$26,543	$557	2.10%
Savings deposits	43,894	211	0.48%	43,856	581	1.32%	38,950	1,100	2.82%
Time deposits	128,757	4,180	3.25%	138,491	5,935	4.29%	143,513	8,309	5.79%
Other borrowings	0	0	0.00%	27	3	11.11%	772	60	7.77%
Total interest bearing liabilities	$204,316	$4,457	2.18%	$211,676	$6,766	3.20%	$209,778	$10,026	4.78%
Non-interest bearing liabilities:									
Demand deposits	30,915			28,619			25,005		
Other	1,286			1,909			2,172		
	236,517			242,204			236,955		
Shareholders' equity	31,615			29,769			28,738		
TOTAL	$268,132			$271,973			$265,693		
Net interest earnings		$9,279			$9,735			$8,470	
Interest rate spread			3.34%			3.20%			2.53%
Net interest margin			3.73%			3.77%			3.35%

Years Ended December 31.

Notes: Tax-exempt interest income has not been adjusted to a tax-equivalent basis. For the purpose of these computations,non-accrual loans are included in the daily average loan balance.

Rate/Volume Analysis

The following table depicts the changes in interest income and expense caused by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to the previous period.

	2003 vs. 2002			2002 vs. 2001		
	Increase/	**Change Due To:**		**Increase/**	**Change Due To:**	
(In thousands)	**(Decrease)**	**Rate**	**Volume**	**(Decrease)**	**Rate**	**Volume**
Assets:						
Loans	(2,355)	(1,302)	(1,053)	(2,095)	(1,170)	(925)
Taxable investment securities	(505)	(560)	55	839	(260)	1,099
Tax-exempt investment securities	231	(75)	306	(162)	(88)	(74)
Federal funds sold and other	(136)	(70)	(66)	(577)	(410)	(167)
Total interest-earning assets	(2,765)	(2,007)	(758)	(1,995)	(1,928)	(67)
Liabilities:						
Demand deposits	(181)	(201)	20	(310)	(375)	65
Savings deposits	(370)	(371)	1	(519)	(680)	161
Time deposits	(1,755)	(1,338)	(417)	(2,374)	(2,091)	(283)
Other borrowings	(3)	-	(3)	(57)	46	(103)
Total interest-bearing liabilities	(2,309)	(1,910)	(399)	(3,260)	(3,100)	(160)
Net interest income	(456)	(97)	(359)	1,265	1,172	93

Non Interest Income

Non interest income increased by a total of $655,000, or 80% in 2003 from 2002.

Fees on deposit accounts increased to $806,000 in 2003 from $705,000 in 2002 due to increases in the deposit fee structure. As a result of competitive factors, several new service charges and an increase in the returned item fee and overdraft fee was implemented in June 2003. These changes represent the majority of the increase in deposit fees received by the Company. In 2003, the Company realized a gain of $114,000 on the sale of available for sale securities. The Company incurred a net gain of $137,000 on the sale of property acquired through foreclosure in 2003 compared to a loss of $80,000 in 2002. The Company realized income of $215,000 from the purchase of Bank-Owned Life Insurance in 2003. The Company also received $26,000 in income from its investment in Virginia Bankers' Title Company.

Non Interest Expense

Non interest expense increased by a total of $1,617,000 in 2003 from 2002.

A component of other operating expenses, salaries and employee benefits, increased by $684,000 in 2003. The increase in salary expense was attributed to the additional new employees in operating and lending functions of the Company as part of the Company's "Best Bankers" recruitment program and enhanced 401k and medical insurance benefits. At the beginning of 2003 the Company increased the level of flex credits available to employees to offset the rise in medical insurance premiums and to enhance employee coverage. Substantially all employees are eligible participants in the Company's pension plan, 401K and health insurance plans.

Occupancy expense, supplies and equipment expense and other expense showed an overall net increase of $933,000 in 2003. The major components of these increases were expenses related to the implementation of a new core data processing system, an updated phone system, along with substantial marketing expense to create a new brand and bank image, as well as introducing numerous new bank products during the year.

Provision for Income Taxes

Income before income taxes includes both taxable income and tax-exempt income, including interest on municipal securities and bank-owned life insurance. The effective income tax rate, based on income before taxes, is therefore lower than the statutory income tax rate of 34%. The effective income tax rate decreased to 22.9% in 2003 from 28.3% in 2002. Income taxes for 2003 decreased to $751,000 from $1,112,000 in 2002, as a result of increased tax-exempt income and lower pre-tax net earnings.

Liquidity

Earning asset growth has continued to be funded primarily through deposits and earnings rather than through brokered funds. Additional liquidity will be provided through maturing loans and maturing investment securities. As of December 31, 2003, approximately $40,966,000, or 23% of the loan portfolio will mature or re-price within one year. Maturities of the investments in the securities portfolio are scheduled to provide a steady flow of funds to meet deposit withdrawals or loan demand. Substantial monthly repayments on loans also provide funds for liquidity demands. Additionally, a cash reserve is maintained, usually in the form of overnight investments in federal funds. During 2003, the Company was a continuous seller of Federal funds in daily average amounts of $12,700,000.

Other sources of liquidity available to the Company include its capacity to borrow additional funds when necessary. Federal funds lines of credit are maintained with two correspondent banks, but the Company did not borrow against either of these lines during 2003. The Company has a line of credit through the Federal Home Loan Bank of Atlanta. During 2002, the Company repaid all borrowings under this line. The Company continues to have availability under this line of credit of approximately $40,000,000 at December 31, 2003.

Capital Resources

The Company's principal source of capital is generated through retained earnings. In 2003, $1,626,000, or 64.2%, of earnings were retained and added to the capital of the Company. Capital growth has historically benefited from a conservative dividend policy. Dividends for 2003 represented 35.8% of net income. The ratio of average equity to average assets was 11.79% in 2003, compared to 10.94% in 2002. Stockholders' equity was $32,074,601 on December 31, 2003.

The Company's Tier I Leverage ratio was 11.85%.The Tier I risk-based capital ratio for the Company stood at 19.64% on December 31, 2003 while the Tier II or total risk-based capital ratio was 20.89%. Both Tier I and total risk-based capital ratios at December 31, 2003 exceeded regulatory risk-based capital requirements by substantial margins and the Company continues to be well capitalized.

Cash dividends totaling $906,000 were declared in 2003 which represents a payout ratio of 35.8%. This compares to a payout ratio of 37.3% in 2002. It is anticipated that internally generated funds will cover any capital improvements in 2004. The Company believes its liquidity and capital resources are more than adequate to meet its cash requirements for the foreseeable future.

Loans

The Company uses the funds generated from deposits primarily to support its lending activities. The Company competes aggressively for loans in its market areas. As a result, the volume of loans increased 5% or $8,365,000 in 2003. Mortgage loans increased by 8.3%, commercial and agricultural loans increased by 8.1% and consumer installment loans decreased by 15.7%. The Bank has no foreign loans.

Loans are made predominantly to residents of the Company's trade area. Approximately 75% of the loan portfolio on December 31, 2003 was composed of real estate secured loans.

The following table shows the Company's loan distribution at the end of each of the last five years.

	December 31,				
	2003	2002	2001	2000	1999
Loans:	(In thousands)				
Commercial & Agricultural	$24,492	$22,647	$30,648	$28,772	$27,443
Real Estate – Mortgage	126,607	118,026	132,657	131,909	117,760
Real Estate – Construction	5,040	3,494	3,680	2,120	2,866
Consumer	19,308	22,915	28,177	31,615	29,733
Total Loans	$175,447	$167,082	$195,162	$194,416	$177,802

The Company does not engage in highly leveraged transactions. Commitments to extend credit to customers in the normal course of business totaled $21,300,000 at December 31, 2003.

The following table shows the maturities of loans outstanding as of December 31, 2003. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.

	Maturing			
	Within One Year	After One But Within Five Years (In thousands of dollars)	After Five Years	Total
(In thousands)				
Total loans	$40,966	$84,299	$50,182	$175,447
Loans maturing after one year with:				
Fixed interest rates		$70,811	$43,861	
Variable interest rates		$13,488	$6,321	

Allowance for Loan Losses

The allowance for loan losses was set at a level management felt was adequate after considering portfolio and economic conditions, delinquency trends, past loan loss experience, the volume of loans, as well as other factors deserving recognition. After considering these factors, the allowance for loan losses was set at $2,371,000 at year-end 2003. This compares to an allowance of $2,925,000 at year-end 2002. On December 31, 2003, the allowance was 1.35% of total loans down from 1.75% one year earlier. The provision for loan losses, charged against income, was $250,000 in 2003 and $1,017,000 in 2002. The decline in the provision for loan losses reflects the resolution of two major nonperforming assets during 2003. In addition, the establishment of a new risk management department and enhanced credit underwriting standards led to an improved level of asset quality.

Loan portfolio risks are monitored by management. A credit review of outstanding loans and loan collateral is performed by management in order to identify potential losses. Non-accrual and debt restructured loans were $1,972,000 and $3,079,000 at December 31, 2003 and December 31, 2002, respectively. It is the Company's policy to put loans 90 days or more past due on a non-accrual basis unless they are well secured and in the process of collection.

At year-end 2003, management was monitoring loans considered to be impaired under Statement 114 totaling $1,676,000, all of which are on a non-accrual status. They are followed closely, and management at present believes the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans. Various forms of collateral are held as security on the loans.

A summary of non-performing assets for the past five years follows:

	December 31,				
(In thousands)	2003	2002	2001	2000	1999
Nonaccrual loans	$1,972	$3,079	$1,414	$3,636	$342
Restructured loans	-	-	3,140	-	-
OREO	-	619	410	110	51
Total non-performing assets	$1,972	$3,698	$4,964	$3,746	$393
Loans past due 90 days and accruing interest	$932	$567	$212	$2,484	$1,730

Other Real Estate Owned (OREO) balances represent the appraised value of real estate acquired through foreclosure by the Company. The Company regularly evaluates the carrying value of such assts and adjusts the balances as required. The Company is actively marketing such properties to reduce potential losses and expenses related to carrying these assets.

In 2003, charge-offs of loans, net of recoveries, were $804,000 compared to $872,000 in 2002.

The following table summarizes the Company's loan loss experience for the preceding five years:

	December 31,				
	2003	2002	2001	2000	1999
(In thousands)					
Balance at January 1	$2,925	$2,780	$2,107	$2,042	$2,183
Charge-offs	754	324	144	252	286
Commercial & Agricultural	45	450	224	153	125
Real Estate	119	389	402	199	131
Consumer					
Total Charge-Offs	918	1,163	770	604	542
Recoveries					
Commercial & Agricultural	7	134	4	93	73
Real Estate	3	0	0	0	0
Consumer	104	157	121	96	28
Total Recoveries	114	291	125	189	101
Net Charge-offs	804	872	645	415	441
Provision for loan losses	250	1,017	1,318	480	300
Balance at December 31	$2,371	$2,925	$2,780	$2,107	$2,042
Ratio of net charge-offs to average loans outstanding	0.48%	0.47%	0.33%	0.22%	0.27%

Investments

The Company purchases of investments are managed in conjunction with other uses of funds, liquidity provisions, and investment market conditions. During 2003, there were realized net gains of $114,000 on investment portfolio securities due to investment calls at premiums.

The following table sets forth the carrying amount of investment in debt and equity securities at the dates indicated:

(In thousands)	December 31, 2003	2002	2001
U.S. Treasury and other U.S. Government agencies and corporations	$35,035	$60,159	$27,868
State and political subdivisions	19,497	11,064	10,480
Other	5,785	1,064	2,064
Total	$60,317	$72,287	$40,412

The following table sets forth the maturities of investment at par of investment securities at December 31, 2003:

	Maturing: Within One Year Amount	Yield	After One Year Within Five Years Amount	Yield	After Five But Within Ten Years Amount	Yield	After Ten Years Amount	Yield
	(In thousands of dollars)							
U.S. Treasury and other U.S. government agencies and corporations	$39	7.39%	$20,128	3.47%	$12,976	5.53%	$1,992	5.08%
State and political subdivisions	795	4.53%	3,825	4.81%	10,910	5.54%	3,575	3.50%
Other	834	4.66%	4,000	3.79%	-	0.00%	-	0.00%
Total	$1,668		$27,953		$23,886		$5,567	

Mortgage backed securities in the amount of $17,344,000 are included in the above table based on expected weighted average maturities.

At December 31, 2003 and 2002, investment securities with a book value of $12,874,000 and $13,128,000, respectively, were pledged to collateralize public deposits and for other purposes.

All investment in debt securities are classified as available for sale and are carried at fair value adjusted for amortization of premiums and accretion of discounts. By carrying the investment portfolio as available for sale, management has the opportunity to react to changing liquidity needs and market conditions.

During the fourth quarter of 2002, management made the decision to transfer the entire investment portfolio from Held to Maturity to Available for Sale status. This decision was made to provide the Company with more flexibility in its investment portfolio and to allow for improved liquidity to meet the anticipated loan demands of the future.

Deposits

Total deposits at December 31, 2003 were 1.04%, or $2,481,000, lower than the prior year-end. To improve net interest income and net interest margin, higher rate Certificates of Deposit were allowed to flow out of the Company. The Company will attract new deposits based on a superior level of service rather than attempting to offer the highest rates in its market areas. This strategy has allowed for minimal deposit outflows, while improving net interest margins. The average balances and rates paid on deposits for the preceding three years are shown in the table below:

	2003		2002		2001	
(In thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest bearing demand deposits	$30,915		$28,619		$25,005	
Interest bearing demand deposits	31,665	0.21%	29,302	0.84%	26,543	2.10%
Savings deposits	43,894	0.48%	43,856	1.32%	38,950	2.82%
Time deposits	128,757	3.25%	138,491	4.29%	143,513	5.79%
	$235,231		$240,268		$234,011	

The Company depends primarily on its core deposits to fund its earning assets.

Time deposits of $100,000 or more totaled $44,502,000 at December 31, 2003, and comprised 18.8% of the Company's total deposits. These time deposits were maintained predominantly by long-time customers located in the Company's trade area.

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2003 are summarized as follows:

Time Certificates of Deposit
(In thousands)

3 months or less		$ 5,294
Over 3 months through 6 months		7,290
Over 6 through 12 months		11,549
Over 12 months		20,369
	Total	$44,502

Interest Rate Risk

In order to more closely measure interest sensitivity, the Company uses earnings simulation models on a quarterly basis. These models utilize the Company's financial data and various management assumptions as to growth and earnings to forecast a base level of net interest income and earnings over a one-year period. This base level of earnings is then shocked assuming a sudden increase or decrease in interest rates. At December 31, 2003, the model indicates that the Company's interest rate risk profile remains modestly asset sensitive in the short-term with exposure to declining rates. By year two, the Company adopts a slightly liability sensitive rate risk profile with material negative convexity attributable to margin compression in an extremely low rate environment. This condition is common in community banks and will persist until short-term rates begin to rise. Since the earnings model uses numerous assumptions regarding the effect of changes in interest rates on the timing and extent of re-pricing characteristics, future cash flows and customer behavior, the model cannot precisely estimate net income and the effect on net income from sudden changes in interest rates. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

The following static gap table illustrates the Company's interest rate sensitivity between interest earnings assets and interest-bearing liabilities over time:

INTEREST SENSITIVITY GAP ANALYSIS

At December 31, 2003

(In thousands)	Interest Sensitivity Periods				
	Within 90 Days	91 to 365 Days	Over 1 to 5 Years	Over 5 Years	Total
Earning Assets					
Securities, at amortized cost	1,237	6,643	17,087	35,350	60,317
Restricted securities	1,369	-	-	-	1,369
Federal funds sold	12,156	-	-	-	12,156
Interest-bearing deposits in banks	763	-	-	-	763
Loans, net of unearned income	38,677	29,961	76,352	28,086	173,076
Total earning assets	54,202	36,604	93,439	63,436	247,681
Interest-bearing Liabilities					
NOW Accounts	1,057	3,171	16,914	14,095	35,237
Money market accounts	20,037	-	-	-	20,037
Savings accounts	1,362	4,084	17,240	-	22,686
Time deposits	18,033	49,176	58,824	-	126,033
Total interest-bearing liabilities	40,489	56,431	92,978	14,095	203,993
Cumulative maturity / interest sensitivity gap	**13,713**	**(6,114)**	**(5,653)**	**43,688**	
As % of total earning assets	5.54%	-2.47%	-2.28%	17.64%	

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the last five years.

	Year Ended December 31				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Interest income	$13,736	$16,501	$18,496	$18,158	$16,595
Interest expense	4,457	6,766	10,026	9,351	8,656
Net interest income	9,279	9,734	8,470	8,807	7,939
Provision for loan losses	250	1,017	1,318	480	300
Other income	1,473	818	892	757	732
Other expenses	7,219	5,602	4,749	4,529	4,239
Income before income taxes	3,283	3,934	3,295	4,555	4,132
Income taxes	751	1,112	991	1,383	1,262
Net income	$2,532	$2,822	$2,304	$3,172	$2,870
Earnings per share basic and diluted	$1.03	$1.14	$0.92	$1.27	$1.15
Cash dividends declared	$0.37	$0.43	$0.39	$0.36	$0.32
Average balances					
Total assets	$268,132	$271,973	$265,693	$246,330	$233,368
Stockholders' equity	$31,615	$29,769	$28,738	$27,020	$24,814
Ratios					
Return on average assets	0.94%	1.04%	0.87%	1.29%	1.23%
Return on average equity	8.01%	9.48%	8.02%	11.74%	11.57%
Dividend payout ratio	35.77%	37.30%	42.32%	28.37%	27.87%
Average equity to average assets ratio	11.79%	10.94%	10.82%	10.97%	10.63%

Forward-Looking Statements

Certain information contained in this discussion may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the Banking industry, new products and services in the Banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

DESCRIPTION OF BUSINESS

Citizens Bancorp of Virginia, Inc. (Company) is a one-bank holding company formed on December 18, 2003. The Company is the sole shareholder of its only subsidiary, Citizens Bank and Trust Company (Bank). The Bank conducts and transacts the general business of a commercial bank as authorized by the Banking laws of the Commonwealth of Virginia and the rules and regulations of the Federal Reserve System and the Securities Exchange Commission. The Bank was incorporated in 1873 under the laws of Virginia. Deposits are insured by the Federal Deposit Insurance Corporation. In September 1995, the Bank became a member of the Federal Home Loan Bank of Atlanta. As of December 31, 2003, there were105 full-time employees on the payroll. Total assets of the Company were $269,000,000 and total equity was $32,000,000 at December 31, 2003. The main office of the Bank is located in Blackstone, Virginia, and all branch offices are located in Virginia.

The Bank's activities include paying and receiving demand deposits, NOW accounts, savings deposits, certificates of deposit, money market deposits, Christmas Club deposits and deposits of federal, state and local governments. The Bank grants and collects installment loans, time and demand loans, and mortgage loans to individuals, partnerships, and corporations. Funds are invested by the Bank in securities of the U. S. Government and its agencies, states and municipal subdivisions, corporate securities, mortgage backed securities, bank certificates of deposit, and federal funds. The Bank also acts as agent for Visa and Master Card. The Bank has issued automatic teller machine cards and Visa debit cards and provides automatic teller machine service. Other services provided by the Bank include the issuance and redemption of government savings bonds, receiving of utility payments and other miscellaneous services incidental to the operation of a commercial bank. The Bank is authorized to have a trust department, but does not offer trust services.

Revenue is generated principally from interest income received on loans and investment transactions, fees on deposit accounts, insurance commissions and other miscellaneous sources. Expenses consist principally of interest paid on deposit accounts, a provision for loan losses and other operating expenses such as salaries, employee benefits, occupancy expense, supplies and equipment and miscellaneous expenses.

The primary trade areas served by the Bank are Nottoway County, Virginia, with a population of 15,650, Amelia County, Virginia, with a population of 11,652 and Prince Edward County, Virginia with a population of 19,659. The Bank's main office is located in Blackstone and two branches with paying and receiving tellers and drive-in facilities are located in Blackstone. The Bank also operates a full-service branch in Crewe, approximately 10 miles northwest of the main office, a full-service branch in Burkeville, approximately 15 miles northwest of the main office, a full-service branch in Amelia, approximately 21 miles northeast of the main office, and two full-service branches in Farmville, approximately 32 miles northwest of the main office.

COMMON STOCK PRICES AND DIVIDENDS

CITIZENS BANCORP OF VIRGINIA, INC.

There is no public trading market for the Company's common stock. The stock of the Company is not actively traded and is not listed on any exchange. Set forth below are the high and low sale prices of common stock as reported to management and the dividends declared during the last two years.

Market Price and Dividends

	Sales Price ($)		Dividends ($)
	High	Low	
2003:			
1st quarter	17.25	15.75	.12
2nd quarter	16.75	14.85	.12
3rd quarter	16.50	15.00	.13
4th quarter	17.25	15.25	.13
2002:			
1st quarter	15.00	15.00	-
2nd quarter	17.00	15.00	.20
3rd quarter	17.00	16.50	-
4th quarter	17.00	16.00	.23

Effective in the first quarter of 2003, the Company changed the timing of payment of dividends from semi-annually to quarterly. In compiling the above table, management relied principally upon information obtained from purchasers or sellers of the Company's common stock. The accuracy of reported sale prices has not been verified. In some transactions, sale prices have not been available to management and, consequently, these transactions are not reflected in the table above. The range of prices listed is based on a small number of transactions, in some cases only one transaction per quarter, and thus may not be indicative of actual market conditions.

As of December 31, 2003, there were 984 holders of record of the Company's common stock. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Retained earnings available for dividends without prior regulatory approval were approximately $4,724,000 at December 31, 2003.

OFFICE LOCATIONS

MAIN OFFICE:
126 South Main Street
Blackstone, Virginia 23824
(434) 292-8100

BRANCH OFFICES:

Blackstone *
101 North Main Street
Blackstone, Virginia 23824
(434) 292-8100

Blackstone Shopping Center
Intersection of State Routes 40 and 46
Blackstone, Virginia 23824
(434) 292-7205

Burkeville *
102 Second Street, Northeast
Burkeville, Virginia 23922
(434) 767-5534

Crewe *
210 Carter Street
Crewe, Virginia 23930
(434) 645-7125

Amelia *
9060 North Five Forks Road
Amelia, Virginia 23002
(804) 561-3939

Farmville *
1517 West Third Street
Farmville, Virginia 23901
(434) 392-3078

Farmville *
1712 South Main Street
Farmville, Virginia 23901
(434) 392-7633

* ATM at this location.

Corporate website: www.greatbanksva.com

Citizens 24-Hour Telephone Inquiry Service
Customers may access account information 24 hours a day, 7 days a week from any touch-tone telephone. Call 292-1033 or 1-800-436-5899.

ADDITIONAL INFORMATION

Upon written request the Company will furnish, without charge, a copy of its Annual Report to the Board of Governors of the Federal Reserve System on Form 10 – KSB for the fiscal year ended December 31, 2003, to any record or beneficial owner of its Common Stock at the close of business on April 15, 2004. All requests must be made in writing, addressed to Mark C. Riley., President and Chief Executive Officer, Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia 23824, and if from a beneficial owner, must contain a representation that the person making the request was the beneficial owner, as of April 15, 2004, of Common Stock of Citizens Bancorp of Virginia, Inc.

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Citizens Bancorp of Virginia, Inc.

HEADQUARTERS:
126 South Main Street
Blackstone, VA 23824
PHONE: 434-292-7221 or 800-550-1873
FAX: 434-292-1906
www.greatbanksva.com